TortoiseEcofin Acquisition Corp. III

5100 W. 115th Place

Leawood, KS 66211

April 9, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	TortoiseEcofin Acquisition Corp. III
Registration Statement on Form S-1 Filed February 26, 2021 File No. 333-253586

Ladies and Gentlemen:

Set forth below are the responses of TortoiseEcofin Acquisition Corp. III (the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 25, 2021, with respect to the Company’s Registration Statement on Form S-1, File No. 333-253586, filed with the Commission on February 26, 2021 (the “Registration Statement”). Concurrently with the submission of this letter, we are filing Amendment No. 1 to the Registration Statement (the “Amendment”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Amendment unless otherwise specified. All capitalized terms not otherwise defined herein shall have the meaning assigned to them in the Amendment.

Registration Statement on Form S-1 filed February 26, 2021

Conflicts of Interest, page 110

1.	We note disclosure that states that “[e]ach of our officers and directors presently has, and any of them in the future may have additional fiduciary or contractual obligations to other entities pursuant to which such officer or director is or will be required to present a business combination opportunity to such entity” [emphasis added]. Please revise your Conflicts of Interest disclosure to include all of the “other entities” with which each of your officers and directors could have a conflict of interest involving the presentation of business opportunities.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure in the “Conflicts of Interest” section on page 115 of the Amendment in response to the Staff’s comments.

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Securities and Exchange Commission

April 9, 2021

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Brenda K. Lenahan of Vinson & Elkins L.L.P. at (212) 237-0133.

Very truly yours,

TORTOISEECOFIN ACQUISITION CORP. III

By:	/s/ Vincent T. Cubbage
Name:	Vincent T. Cubbage
Title:	Chief Executive Officer

Enclosures

cc:  Brenda K. Lenahan, Vinson & Elkins L.L.P.